October 7, 2009

VIA FACSIMILE AND U.S. MAIL
Mail Stop 4720

Mark L. Bibi
Secretary and General Counsel
Life Sciences Research, Inc.
P.O. Box 2360
Mettlers Road
East Millstone, NJ 08875-2360

> **Re:** **Amendment No. 1 to Schedule 13E-3 Filed September 23, 2009**
> **Filed by Life Sciences Research, Inc., Lion Holdings, Inc. Lion**
> **Merger Corp. LAB Holdings LLC, Andrew H. Baker, Focused**
> **Healthcare Partners, LLC**
> **File No.: 005-62457**
>
> **Life Sciences Research, Inc.**
> **Revised Preliminary Proxy Statement Filed on Schedule 14A**
> **Filed on September 23, 2009**
> **File No.: 001-32615**
>
> **Life Sciences Research, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed on March 16, 2009**
> **File No.: 001-32615**
>
> **Life Sciences Research, Inc.**
> **Definitive Proxy Statement Filed on Schedule 14A**
> **Filed on April 9, 2009**
> **File No.: 001-32615**

Dear Mr. Bibi:

    We have reviewed your response letter filed September 23, 2009 to our comment
letter dated September 3, 2009 and the amended filings listed above and have the
following comments. If you disagree, we will consider your explanation as to why our
comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary
in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. All defined terms used here have the same meaning as in the proxy statement.

Schedule 14A, filed September 23, 2009

Special Factors

Approval and Recommendation of the Board of Directors, page 36

1. We note your response to Comment 20 and reissue the Comment in part. We note your disclosure on the cover letter, in the notice to shareholders, and on pages 33 and 36 that the Board of Directors determined that the transaction was in the "best interests" of the Company and its stockholders. Please revise throughout the filing to expressly disclose whether the company reasonably believes that the Merger is substantively and procedurally fair to unaffiliated stockholders. See Item 1014(a) of Regulation M-A. Please also note that your response to our prior comment 18, which also constituted your response to our prior comment 20, indicated that each holder of non-Excluded Shares is unaffiliated with the Company. However, please reconcile this conclusion with the definition of Excluded Shares which does *not* include shares held by each of the Company's directors and executive officers other than Mr. Baker, all of whom *are* affiliates of the Company.

2. We reissue Comment 21. The recommendation and analysis of the Special Committee, which the board expressly adopted, still does not appear to address the factors described in clauses (ii) and (viii) of Instruction 2 to Item 1014 and Item 1014(d) of Regulation M-A, or alternatively, explain in detail why such factors were not deemed material or relevant. For example, disclosure on page 34 in the section entitled Market Price and Premium indicates that the Special Committee considered historical market prices but only refers to a closing market price of the Shares on March 3 and July 6, 2009. Did the Special Committee consider historical market prices, including prices of the Shares in 2008? If so, please revise your discussion accordingly. If not, please disclose why the Special Committee did not consider historical market prices material or relevant. Similarly, the factors considered by the Acquiring Parties does not appear to address clauses (ii) and (viii) of Instruction 2 to Item 1014 and Item 1014(c) of Regulation M-A. Please revise your disclosure to provide the requested information.

Opinion of Financial Advisor to the Special Committee, page 37

3. We note your response to Comment 24 and reissue the Comment in part. You
    disclose that the companies that were selected for the Selected Publicly Traded
    Companies Analysis were selected "primarily" because of their business focus,
    location of operations, and market capitalization. You further disclose that the
    transactions selected for the Selected Precedent Transactions Analysis were
    acquisitions of companies "primarily" in the CRO industry, with a total
    consideration in excess of $75 million. Please indicate whether the criteria used
    in selecting these companies and transactions were consistently applied and, if
    any company or transaction was deliberately excluded from the dataset, briefly
    indicate the reasoning behind such exclusion.

4. We note your response to Comment 28 and reissue the Comment in part. Please
    expand this paragraph to disclose the recommendations, if any, resulting from the
    analysis conducted by Plymouth Partners. Please refer to Item 1015(b)(6) of
    Regulation M-A.

5. We note your response to Comment 29 and reissue the Comment in part.
    Although you have added additional disclosure to your filing indicating that the
    Special Committee determined that Plymouth Partners' contingent fee structure
    was customary and appropriate for an engagement of this type, you have not
    addressed the potential conflicts of interest associated with this fee structure.
    Please revise your filing accordingly.

Position of the Company as to the Purposes, Alternatives, Reasons and Effects of the
Merger, page 45

6. We reissue Comment 31. The disclosure on pages 46 and 51 provides a
    discussion of the benefits and detriments of the Merger to security holders "other
    than Mr. Baker and his affiliate, Focused Healthcare Partners, L.L.C." and "other
    than Parent, Merger Sub, any other direct or indirect wholly owned subsidiary of
    Parent, any direct or indirect wholly owned subsidiary of the Company, Mr.
    Baker and his affiliate, Focused Healthcare Partners, L.L.C." but not *unaffiliated*
    security holders. As noted in the first comment of this letter, since the
    Company's directors and executive officers are affiliates of the Company, the
    referenced disclosure does not provide the disclosure required by Item 1013(d) of
    Regulation M-A as to *unaffiliated* security holders. Please revise your disclosure
    accordingly.

Mark L. Bibi
Life Sciences Research, Inc.
October 7, 2009
Page 4

Position of the Acquiring Parties as to the Purposes, Alternatives, Reasons and Effects of the Merger, page 50

7. We note your response to Comment 32 and reissue the Comment in part. Please expand your filing to disclose the reasons behind the structure of the going private transaction. Please refer to Item 1013(c) of Regulation M-A.

Form 10-K for Fiscal Year Ended December 31, 2008

Notes to Consolidated Financial Statements

Note 7. Income Taxes

8. Please refer to our prior comment 62 in which we requested that you clarify what the line item "change in estimate" represents in your rate reconciliation between the US statutory rate and the effective rate and to explain any major changes in this line item for the periods presented. Your response indicated that you provided revised disclosure on page 68 but we are unable to identify any changes in disclosure that addressed our comment. We reissue the comment in its entirety.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

• the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Senior Accountant, at (202) 551-3614 if you have any questions regarding comments on the financial statements and related matters. You may contact Rose Zukin, Staff Attorney, at (202) 551-3239 or Perry Hindin, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3444 with questions on any of the other comments. In this regard, do not hesitate to contact me, at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director